================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. )


                        XM SATELLITE RADIO HOLDINGS INC.
                                (Name of Issuer)


CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE                     983759-10-1
--------------------------------------------------------------------------------
      (Title of class of securities)                             (CUSIP number)


                                  ANNE T. LARIN
                           GENERAL MOTORS LEGAL STAFF
                           GENERAL MOTORS CORPORATION
                             NEW CENTER ONE BUILDING
                              MAIL CODE 482-207-700
                            3031 WEST GRAND BOULEVARD
                             DETROIT, MICHIGAN 48202
                                 (313) 974-1969
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                 OCTOBER 8, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


================================================================================


NY2:\841340\01\$16K01!.DOC\53356.0056

-----------------------------------------------------------------                --------------------------------------------------
CUSIP No. 983759-10-1                                                  13D                                       Page 2
-----------------------------------------------------------------                --------------------------------------------------
----------------- ----------------------------------------------- -----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  General Motors Corporation
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     38-0572515
----------------- -----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                           (B) [_]
----------------- -----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           WC

----------------- -----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
----------------- -------------------------------------------------------------- --------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- --------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            5,553,252
          SHARES
                            ------ --------------------------------------------- --------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          5,553,252
         OWNED BY
                            ------ --------------------------------------------- --------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       5,553,252
        REPORTING
                            ------ --------------------------------------------- --------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     5,553,252

----------------- -----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   11,106,504

----------------- -----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [X]

----------------- -----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  30.03%

----------------- ----------------------------------------------- -----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- -----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!
-----------------------------------------------------------------                --------------------------------------------------

-----------------------------------------------------------------                --------------------------------------------------
CUSIP No. 983759-10-1                                                  13D                                       Page 3
-----------------------------------------------------------------                --------------------------------------------------

----------------- ----------------------------------------------- -----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Hughes Electronics Corporation
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  52-1106564
----------------- -----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [_]
                                                                                                                           (B) [_]
----------------- -----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           WC

----------------- -----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
----------------- -------------------------------------------------------------- --------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

------------------------- -------- --------------------------------------------- --------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER:                                -0-
         SHARES
                          -------- --------------------------------------------- --------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                          5,553,252
        OWNED BY
                          -------- --------------------------------------------- --------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:                           -0-
       REPORTING
                          -------- --------------------------------------------- --------------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER:                     5,553,252

----------------- -----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   5,553,252

----------------- -----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [X]

----------------- -----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  17.58%

----------------- ----------------------------------------------- -----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO
----------------- ----------------------------------------------- -----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!


-----------------------------------------------------------------                --------------------------------------------------
CUSIP No. 983759-10-1                                                  13D                                       Page 4
-----------------------------------------------------------------                --------------------------------------------------

----------------- ----------------------------------------------- -----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       DIRECTV Enterprises, Inc.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  95-4511942
----------------- -----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                           (B) [_]
----------------- -----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           WC

----------------- -----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
----------------- -------------------------------------------------------------- --------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- --------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                                -0-
          SHARES
                            ------ --------------------------------------------- --------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          5,553,252
         OWNED BY
                            ------ --------------------------------------------- --------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                           -0-
        REPORTING
                            ------ --------------------------------------------- --------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     5,553,252

----------------- -----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   5,553,252

----------------- -----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [X]

----------------- -----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  17.58%

----------------- ----------------------------------------------- -----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO
----------------- ----------------------------------------------- -----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.         Security and Issuer.

                     This Statement relates to the Class A common stock, par value $.01 per share ("Class A Stock"), of XM Satellite Radio Holdings Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1250 23rd Street, N.W., Washington, DC 20037-1100.

Item 2.         Identity and Background.

                     This Statement is filed by General Motors Corporation, a Delaware corporation ("General Motors" or "GM"), its wholly owned subsidiary Hughes Electronics Corporation, a Delaware corporation ("Hughes" or "HEC"), and Hughes' subsidiary DIRECTV Enterprises, Inc., a Delaware corporation ("DIRECTV"). GM's business address is 100 Renaissance Center, Detroit, Michigan 48243-7301; Hughes' business address is 200 N. Sepulveda Blvd., El Segundo, California 90245-0956; and DIRECTV's business address is 2230 E. Imperial Highway, El Segundo, California 90245. General Motors is engaged in the design, manufacturing and marketing of cars, trucks, locomotives, and heavy duty transmissions and related parts and accessories, and financing and insurance operations. GM's subsidiary Hughes is engaged in activities related to designing, manufacturing and marketing advanced technology electronic systems, products, and services for the telecommunications and space industries. Through DIRECTV, Hughes is a leader in the direct broadcast satellite market, and was the first high-powered, all digital, Direct-To-Home television distribution service in North America.

                     Prior to October 8, 1999, General Motors and DIRECTV each owned Series A subordinated convertible notes (the "Series A Notes") in a principal amount of $50 million, which were convertible into shares of the Issuer's Class A common stock (the "Class A Stock") or Series A convertible preferred stock (the "Series A Preferred") at the election of the holders or upon the occurrence of certain events, including an initial public offering of a prescribed size. On October 8, 1999, the Issuer completed an initial public offer of 10 million shares of Class A Stock (the "Offering"). Simultaneously with the Offering, each of GM and DIRECTV converted its Series A Note into shares of Series A Preferred that are convertible into 5,393,252 shares of the Class A Stock. In addition, each of GM and DIRECTV purchased 160,000 shares of Class A Stock on October 8, 1999 as part of the Offering.

                     None of GM, HEC or DIRECTV nor, to the best of knowledge of each of them, any of its respective executive officers or directors, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

                     As described in Item 2, General Motors and DIRECTV acquired their shares of Series A Preferred upon the conversion on October 8, 1999 of their Series A Notes. In addition, General Motors and DIRECTV each purchased

160,000 shares of Class A Stock for an aggregate of $1,920,000, or $12.00 per share. The source of such consideration was cash on hand.

Item 4.         Purpose of Transaction.

                     General Motors and DIRECTV acquired the Series A Preferred and the Class A Stock as an equity investment in the Issuer, both to strength the financial condition, and to share in a possible increase in value, of a significant business associate. Hughes is party to a satellite purchase contract with the Issuer, and GM has entered into a long-term distribution agreement with the Issuer.

                     Certain of the rights of General Motors, Hughes, and DIRECTV with respect to the Issuer are governed by a shareholders' agreement by and among the Issuer, GM, DIRECTV, and certain other significant shareholders of the Issuer (the "Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, General Motors, DIRECTV and other holders of the Series A Preferred have the right to select three members of the Issuer's Board of Directors, and also has the right to approve one of the two independent members of the Board of Directors of the Issuer. Certain other material provisions of the Shareholders' Agreement are described in more detail in Item 6 below.

                     General Motors and DIRECTV have each signed a "lock-up" agreement with Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, the lead underwriters for the Offering, pursuant to which they will not sell, offer to sell, contract to sell, pledge, hypothecate, sell any option or contract to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Stock or securities convertible into Class A Stock, for a period of 180 days after the effective date of the registration statement filed by the Issuer in the Offering.

                     Shares of the Series A Preferred do not have voting rights. Except as described above in this Item 4 and below in Item 6, none of GM, HEC, or DIRECTV has any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, and subject to the restrictions under the Shareholders' Agreement, GM or DIRECTV, or both of them, may determine to change its investment intent with respect to the Issuer at any time in the future. General Motors and DIRECTV intend to vote their respective shares of Class A Stock as each deems appropriate from time to time. In determining from time to time whether to sell its shares of the Issuer's Series A Preferred or Class A Stock (and in what amounts) or to retain such shares, General Motors and DIRECTV will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to General Motors and DIRECTV. Each of General Motors, Hughes, and DIRECTV reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

                     To the best knowledge of General Motors, Hughes, and DIRECTV, all shares identified in Item 5 below as beneficially owned by Jack A. Shaw were acquired by him for investment purposes. He may buy or sell shares of Class A Stock in the future as he deems appropriate, but, to the best knowledge of General Motors, Hughes and DIRECTV, and except as otherwise indicated herein, he has no present plan or proposal that relates to or would result in the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

                     After giving effect to the issuance of 10,000,000 shares of Class A Stock by the Issuer in the Offering, and based on information provided to General Motors, Hughes and DIRECTV by the Issuer (the "Available Data"), there were 26,194,471 shares of Class A Stock of the Issuer outstanding on October 8, 1999.

                     As of October 8, 1999, DIRECTV owned 160,000 shares of Class A Stock, which represents approximately 0.61% of the Class A Stock outstanding, and including the shares held by DIRECTV, GM owned 320,000 shares, or 1.22%. Subject to the restrictions and agreements described in Item 4 above, each of General Motors and DIRECTV has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of these shares. General Motors and DIRECTV acquired these shares in the Offering.

                     In addition, DIRECTV beneficially owns Series A Preferred issued upon the conversion on October 8, 1999 of its Series A Notes, which is convertible into 5,393,252 shares of Class A Stock, and including the shares held by DIRECTV, General Motors beneficially owns Series A Preferred convertible into 10,786,504 shares of Class A Stock. Because Series A Preferred is currently convertible into Class A Stock, under Rule 13d-3 under the Exchange Act, General Motors and DIRECTV are deemed to beneficially own the shares of Class A Stock that can be acquired upon conversion of the Series A Preferred. Series A Preferred has no voting rights.

                     On a fully converted basis, as of the date of this Statement, DIRECTV is deemed to beneficially own an aggregate of 5,553,252 shares of Class A Stock, which represents approximately 17.58% of the Issuer's outstanding Class A Stock outstanding, and GM is deemed to beneficially own an aggregate of 11,106504 shares of Class A Stock, or 30.03%.

                     To the best knowledge of General Motors, Hughes, and DIRECTV, the only executive officer or director of any of such corporations who beneficially owns shares of Class A Stock of the Issuer is Jack A. Shaw, who owns 26,757 shares. The number of shares of Class A Stock owned by Mr. Shaw constitutes less than 1% of the outstanding Class A Stock of the Issuer. All of the shares indicated for Mr. Shaw represent shares of Class A Stock which he has the right to acquire pursuant to options which are exercisable currently. Except for Mr. Shaw, to the best knowledge of General Motors, Hughes, and DIRECTV, no executive officer or director of any of them beneficially owns any shares of Class A Stock of the Issuer or has the right to acquire such shares.

                     General Motors and DIRECTV may be deemed to comprise a group (within the meaning of Section 13(d)(3) of the Exchange Act) with the following entities by virtue of the Shareholders' Agreement: (1) American Mobile Satellite Corporation ("American Mobile"); (2) Clear Channel Investments, Inc.

("Clear Channel"); (3) Columbia XM Radio Partners, L.L.C. ("Columbia"); (4) Telcom-XM Investors, L.L.C. ("Telcom"); and (5) Madison Dearborn Capital Partners III, L.P. ("M-D Capital Partners"), Madison Dearborn Special Equity III, L.P. ("M-D Special Equity"), and Special Advisors Fund I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn"). General Motors and DIRECTV expressly disclaim beneficial ownership of the shares of Class A Stock of the Issuer held by American Mobile, Clear Channel, Columbia, Telcom, or Madison Dearborn, and the filing of this Statement by General Motors, Hughes and DIRECTV shall not be construed as an admission by any of those entities that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Stock of the Issuer held by American Mobile, Clear Channel, Columbia, Telcom or Madison Dearborn.

                     Based solely upon the Available Data, General Motors, Hughes and DIRECTV believe that, as of October 8, 1999 (the closing date of the Offering), American Mobile, Clear Channel, Columbia, Telcom and Madison Dearborn beneficially owned the number of shares of Class A Stock of the Issuer set forth in the table below, constituting in each case that percentage of the Class A Stock of the Issuer outstanding on October 8, 1999 set forth in the table.

Name of Beneficial Owner            Number of Shares              Percentage
------------------------            ----------------              ----------

American Mobile                      18,072,176(1)                  41.00%
Clear Channel                         8,329,877                     31.80%
Columbia                              2,776,626                     10.60%
Telcom                                2,776,626                     10.60%
M-D Capital Partners                  2,702,200                     10.31%
M-D Special Equity                       58,247                      *
Special Advisors                         16,179                      *

------------------------------
* Less than 1%
                     (1) Includes 17,872,176 shares of Class A Stock issuable upon conversion of Class B Common Stock of the Issuer.

                     Except for the transactions reported in this Statement, none of General Motors, Hughe, or DIRECTV has engaged in any other transactions in the Issuer's Class A Stock within the past 60 days.

                     To the best knowledge of GM, HEC, and DIRECTV, no executive officer or director has effected any transactions in the Class A Stock within the past 60 days.

                     Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, General Motors, Hughes, and DIRECTV believe that: (1) on October 8, 1999, Clear Channel acquired from the Issuer in a private placement 8,089,877 shares of Class A Stock upon conversion of $75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to Clear Channel by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Clear Channel acquired 240,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

                     Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, General Motors, Hughes, and DIRECTV believe that: (1) on October 8, 1999, each of Columbia and Telcom acquired from the Issuer in a private placement 2,696,626 shares of Class A Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to each of Columbia and Telcom by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, each of Columbia and Telcom acquired 80,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

                     Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, General Motors, Hughes, and DIRECTV believe that: (1) on October 8, 1999, M-D Capital Partners acquired from the Issuer in a private placement 2,622,200 shares of Class A Stock upon conversion of $24,310,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Capital Partners by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, M-D Capital Partners acquired 80,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

                     Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, General Motors, Hughes, and DIRECTV believe that on October 8, 1999, M-D Special Equity acquired from the Issuer in a private placement 58,247 shares of Class A Stock upon conversion of $540,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Special Equity by the Issuer, at a conversion price of approximately $9.52 per share.

                     Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, General Motors, Hughes, and DIRECTV believe that on October 8, 1999, Special Advisors acquired from the Issuer in a private placement 16,179 shares of Class A Stock upon conversion of $150,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Special Advisors by the Issuer, at a conversion price of approximately $9.52 per share.

                     Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, General Motors, Hughes, and DIRECTV believe that: (1) on October 8, 1999 all of the convertible notes of the Issuer owned by American Mobile converted into 11,182,926 shares of Class B Stock, and as a result of this conversion, as of October 8, 1999, American Mobile owned an aggregate of 17,872,176 shares of Class B Stock, and
(2) on October 8, 1999, American Mobile acquired 200,000 shares of Class A Stock of the Issuer in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A stock.

                     None of General Motors, Hughes, or DIRECTV knows of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock of the Issuer beneficially owned by such entities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                     Shareholders' Agreement

                     Set forth below is a description of certain material provisions of the Shareholders' Agreement:

                     Governance Provisions. The Issuer's board of directors consists of nine members, four of whom are selected by American Mobile, including the Issuer's Chairman and President and Chief Executive Officer, three of whom are selected by certain other shareholders including GM and DIRECTV, and two independent directors, one of whom must be approved by American Mobile, and one of whom must be approved by a majority of certain other shareholders including GM and DIRECTV. Following receipt of approval of the FCC to transfer control of the Issuer from American Mobile to a diffuse group of shareholders, the Issuer's board of directors will consist of nine members, three of whom will be selected by American Mobile, three of whom will be selected by certain other shareholders including GM and DIRECTV, two of whom will be independent directors of recognized industry experience and stature whose nominations must be approved by American Mobile and a majority of certain other shareholders including GM and DIRECTV, and one of whom will be the Issuer's President and Chief Executive Officer. The foregoing board rights are subject to the parties to the Shareholders' Agreement maintaining their original investment or certain minimum share percentages in the Issuer.

                     Conversion of Class B Stock to Class A Stock. The Class B Stock owned by American Mobile is convertible into Class A Stock, on a one-for-one basis, at any time at American Mobile's discretion. In addition, under the Shareholders' Agreement, the holders of a majority of the outstanding shares of Class A Stock, which must include at least 20% of the public holders of the Class A Stock, may require conversion by American Mobile. This conversion will not be effected, however, if the FCC does not approve the transfer of control of the Issuer from American Mobile to a diffuse group of shareholders.

                     Non-Competition. American Mobile has agreed not to compete with the Issuer in the satellite radio business in the United States for so long as American Mobile holds 5% of the Issuer's common stock and for a period of three years following any transfer which results in American Mobile owning less than 5% of the Issuer's common stock.

                     Restrictions on Transfer of Securities. As described in
Item 4 above, except for affiliated transactions, American Mobile may not transfer any of its Class A Stock or Class B Stock until the earlier of the date on which the Issuer begins commercial operations, or October 8, 2000. Shares of Class B Stock are transferable only upon conversion into shares of Class A Stock and, in certain circumstances as described in Item 4 above, to Baron, which can transfer its shares only upon conversion into shares of Class A Stock.

                     Registration Rights Agreement

                     In addition to the contracts and agreements described above and in Item 4 above, General Motors and DIRECTV have certain registration rights with respect to the Securities, pursuant to a registration rights agreement, dated July 7, 1999 (the "Registration Rights Agreement"), by and among the

Issuer, and certain stockholders named therein including GM and DIRECTV. Commencing July 7, 2000, General Motors, DIRECTV, and the other stockholders that are party to the Registration Rights Agreement are entitled to demand registration with respect to their Class A Stock, including shares issuable upon conversion of other securities. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In certain instances if a demand registration is cut back by more than 75% of the number of shares originally requested to be registered, then the party requesting registration shall be entitled to one additional demand registration request. In addition to these demand rights, following the Issuer's commencement of commercial operation, parties to the Registration Rights Agreement may request registration of at least $25.0 million of Class A Stock. Parties to the Registration Rights Agreement also have rights to include their Class A Stock in registered offerings initiated by the Issuer, other than an offering for high yield debt.

                     Other than the Shareholders' Agreement, Registration Rights Agreement and the other agreements described in Item 4 above, there are no contracts, arrangements, understandings, or relationships between General Motors, Hughes, or DIRECTV or, to the best of their knowledge, any executive officer or director of any such entity, and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.         Materials to be Filed as Exhibits.

Exhibit 1 Shareholders' Agreement, dated as of July 7, 1999, by and among the Issuer, American Mobile, Baron Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, DIRECTV, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., and Telcom-XM Investors, L.L.C. (incorporated by reference to Exhibit 99.2 to American Mobile's registration statement on Form S-3 (File No. 333-81459)).

Exhibit 2 Registration Rights Agreement, dated July 7, 1999, by and among the Issuer, American Mobile, the Baron Asset Fund series of Baron Asset Fund, and the holders of Series A subordinated convertible notes of the Issuer named in such agreement (incorporated by reference to Exhibit 99.3 to American Mobile's registration statement on Form S-3 (File No. 333-81459)).

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                       GENERAL MOTORS CORPORATION

                       By: Thomas A. Gottschalk
                           ------------------------------------------------
                           Name: Thomas A. Gottschalk
                           Title: Senior Vice President and General Counsel



Date:      October 18, 1999

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                          HUGHES ELECTRONICS CORPORATION

                          By: Mark A. McEachen
                              -------------------------------------------------
                              Name: Mark A. McEachen
                              Title: Corporate Vice President and Treasurer


Date:      October 18, 1999

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                  DIRECTV ENTERPRISES, INC.

                                  By: Robert L. Meyers
                                      ------------------------------------
                                      Name: Robert L. Meyers
                                      Title: Executive Vice President and
                                             Chief Financial Officer


Date:      October 18, 1999











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                                  EXHIBIT INDEX

Exhibit No.

Exhibit 1 Shareholders' Agreement, dated as of July 7, 1999, by and among the Issuer, American Mobile, Baron Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, DIRECTV, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., and Telcom-XM Investors, L.L.C. (incorporated by reference to Exhibit 99.2 to American Mobile's registration statement on Form S-3 (File No. 333-81459)).

Exhibit 2 Registration Rights Agreement, dated July 7, 1999, by and among the Issuer, American Mobile, the Baron Asset Fund series of Baron Asset Fund, and the holders of Series A subordinated convertible notes of the Issuer named in such agreement (incorporated by reference to Exhibit 99.3 to American Mobile's registration statement on Form S-3 (File No. 333-81459)).






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